DORATO RESOURCES INC.

Suite 507 – 837 West Hastings Street

Vancouver, BC   V6C 3N6

Tel:  (604) 685-1017

Fax:  (604) 685-5777

TSX.V Trading Symbol:  DRI

For Immediate Release

May 23, 2008

Granting of Stock Options

Vancouver, Canada- Dorato Resources Inc. announces that it has granted stock options to certain directors, officers and consultants of the company to purchase up to a total of 2,600,000 common shares in the capital stock of the company.  The options are exercisable at a price of $1.40 per share on or before May 23, 2010.

ON BEHALF OF THE BOARD:

(signed) “Anton J. Drescher,” President

For further information, please call: (604) 685-1017

The TSX Venture Exchange has in no way passed upon the merits of the transaction and has neither approved or disproved the contents of this press release.

Cautionary Statement

This press release contains statements that are “forward looking”. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking statements, By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking statements. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts, are “forward-looking” statements that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made.